April 4, 2006


VIA U.S. MAIL AND FACSIMILE:  (612) 339-4181

Ryan G. Miest, Esq.
Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza
800 LaSalle Avenue
Minneapolis, Minnesota 55402-2015
(612) 349-8500

Re:	InfoUSA Inc.
	Preliminary Proxy Statement on Schedule 14A, filed April 3, 2006 File No. 000-19598

Dear Mr. Miest:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
General

1. Revise the first page of the proxy statement and the form of proxy to clearly mark them as "Preliminary Copies." Refer to Rule 14a-6(e)(1).

Proposal Two
Stockholder Proposal, page 21

2. We note your receipt of the oral opinion of Potter Anderson and Corron LLP and that you have requested its written opinion that the bylaw amendment described hereunder, to the extent it limits the ability of the board of directors to fill vacancies occurring on the Board, would be invalid under Delaware law.  You state that
Article VII.B of the Company`s Certificate of Incorporation provides, in part, that "[a]ny vacancies in the Board of Directors . . . may be filled by the Board of Directors. . . ."  Further, you state that under Section 109(b) of the Delaware General Corporation Law and related case law, a bylaw cannot conflict with a provision of a corporation`s certificate of incorporation. You therefore conclude, that because the company believes that proposal 2, as drafted, is defective and, to the extent that it limits the ability of the Board of Directors to fill vacancies occurring on the Board, would be invalid if adopted. It appears, however, that this proposal may not be invalid for at least two reasons. First, it appears that the proposal may not be in conflict with the company`s certificate of incorporation. For example, there may be an alternative reading that would find the proposal to be consistent with that section of the corporation`s certificate of incorporation. Second, it appears that the certificate of incorporation may be amended to support the proposal, if such proposal was adopted. In that regard, please tell us and disclose if there are any other grounds, other than the alleged invalidity of the proposal, on which the company recommends a vote against this proposal.

3. Amend your disclosure to explain what you mean by the stockholder proposal to "address the invalidity in Proposal No.2."
For example, describe the measures the stockholder may want to take that you would consider to be precluded by the company`s bylaw governing stockholder proposals.

4. Please revise your disclosure to represent the "invalidity" of the proposal as your belief as to the invalidity, as such proposal has not been proven invalid and it appears that the proposal may, for various reasons be considered valid.

5. Explain in your disclosure what is required in a stockholder proposal notice by the company`s bylaw governing stockholder proposals. Explain whether and how such requirement would preclude a concurrent action to effect a current proposal, if adopted.

6. Tell us, in a supplemental response, on what basis the company may challenge the validity of the proposed bylaw amendment in court.

Closing Comment

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your filing. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter, marked as correspondence on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact me at (202) 551-3257, or by facsimile at (202) 772-9203 with any questions.

						Sincerely,


						Celeste M. Murphy,
						Special Counsel
						Office of Mergers and Acquisitions